lululemon: in a Nosedive

By Chip Wilson, Founder of lululemon

When I founded lululemon in 1998, it was built on a relentless focus on innovation, product, culture, and customer experience. We invented a "technical product" business model, created a new apparel category, pioneered community marketing, and developed system processes so simple a refrigerator could manage them.

By its 25th anniversary, lululemon should have been a $100 billion market-cap company. Instead, its trajectory has declined. Why?

Lululemon directors have systematically dismantled the business model and lost employees who held the institutional knowledge that made the company great.

Like a plane crash, decline rarely happens because of a single failure, it's a series of mistakes.

The Founder Leaves
When a founder leaves, boards tend to fill committees with operators or finance focused directors who are beholden to quarterly commitments. A company bereft of a visionary loses its singular voice for product and long-term strategy, a strategy that builds a moat around success. An operations/finance-driven board lacks the moxie to understand the market pulse.

GAP-ivization: Loss of Creative to Merchants
Every few years, a design team will stumble. When that happens, merchants and MBAs swoop in, claiming to be the adults who can deliver consistent quarterly projections for Wall Street.

To meet those projections, merchants follow algorithms and double down on what sold the year before. This kills risk-taking and prevents new, innovative product from emerging. As a result, innovation dies, the brand becomes predictable, customers drift, and the best creative people leave.

The Domino Effect
As top talent exits, short-term results often look strong. The board harvests brand value by rapidly growing store count, while margins expand through economies of scale. Wall Street is ecstatic, and the egos of directors and management soar.

Meanwhile, owner-operated competitors seize the opportunity, producing better product. Lululemon's institutional knowledge walks out the door, often to competitors, and is replaced by Nike executives who import a failed business model.

Desperate for growth, lululemon squandered $1B on Mirror and wiped out $10B in market cap with a wildly inappropriate Disney collaboration. To squeeze margins further, directors cheapened store design and shifted to non-technical fabrics, eroding the brand's premium positioning.

Culture Erosion
New executives from old-school companies chase short-term margin growth and resume building. Directors, unwilling to confront their own role in the decline, blame and attempt to replace the CEO, only to realize for the third time that they've failed to develop an internal successor. With the brand faltering, no capable candidate wants the CEO job.

The Nominating Committee struggles to attract directors, because no great leader wants to join a sinking ship.

Loss of Cool
The board insists on operator/finance CEOs who can "speak Wall Street," rejecting the idea of a product-driven CEO. These types of finance focused CEOs don't know how to attract or motivate creative talent, and even worse, they think they understand great product when they don't. Without an eye for outstanding design, the company dies a slow death.

Lululemon forgot its muse: the woman who inspires culture, not just follows it. By drifting toward the mainstream, and trying to appease everyone, lululemon lost 50% of its market cap earned from "brand power". It lost its edge and with it, the ability to hire the best people.

The Result
On paper, lululemon still looks good, but it's losing its soul. The deeper issue is not just management, it's a disengaged Nominating and Governance Committee that has failed to safeguard the company's long-term vision.

The Path Forward
I believe lululemon can recover. But survival requires courage:

1. Put product and brand back at the center. Rebuild the knowledge and systems that deliver product in nine months, not two years.
2. Bring entrepreneurial ownership back onto the board.
3. Empower creative leadership over merchants.
4. Stop chasing Wall Street at the expense of customers.
5. Recommit to the muse—the woman who inspires the brand.

The world doesn't need another bland, quarterly-driven apparel company. It needs bold vision. It needs lululemon to fly again.

Lululemon can keep growing, but growth alone is not a healthy measure of success. The true measure must be innovation and brand reputation. When those are strong, growth comes naturally; when they're not, growth halts. The path is clear, but only with a revitalized board of directors with diverse capabilities.

Sincerely,
Chip Wilson
Founder, lululemon